SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35460; File No. 812-15616

ISQ Infrastructure Income Fund, et al.

January 28, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants:

ISQ Infrastructure Income Fund, I Squared Capital Registered Advisor LLC, I Squared Capital Advisors (US) LLC, I Squared Capital Advisors (UK) LLP, I Squared Asia Advisors Pte. Ltd., I Squared Capital Advisors (HK) Limited, I Squared Capital Advisors (Taiwan) Limited, I Squared Australia Advisors Pty Ltd, I Squared India Advisors Private Limited, I Squared Capital Advisors (Brazil) Ltda., ISQ Global Infrastructure Credit Fund (EU), SCSP, ISQ Global Infrastructure Credit Fund (Offshore), L.P., ISQ Global Infrastructure Credit Fund (Onshore), L.P., ISQ Infrastructure Credit Fund U.S. Pooling, L.P., ISQ Infrastructure Credit Fund U.S. Pooling II, L.P., ISQ Infrastructure Credit Fund Cayman Holdco, L.P., ISQ Global Infrastructure Credit Fund II (Onshore), L.P., ISQ Global Infrastructure Credit Fund II (Offshore-Cayman),

L.P., ISQ Global Infrastructure Credit Fund II (EU), SCSP, ISQ Global Infrastructure Credit Fund II (Ontario), L.P., ISQ Infrastructure Credit Fund II U.S. Pooling, L.P., ISQ Infrastructure Credit Fund II U.S. Pooling II, L.P., ISQ Global Infrastructure Fund II (EU), L.P., ISQ Global Infrastructure Pooling II (EU), L.P., ISQ Global Infrastructure Fund II (UST), L.P., ISQ Global Infrastructure Fund II, L.P., ISQ Global Infrastructure Fund II (USTE), L.P., ISQ Global Infrastructure Fund II (AU), L.P., ISQ Global Infrastructure Pooling II, L.P., ISQ Global Infrastructure Pooling II (USTE), L.P., ISQ Global Infrastructure Pooling II (AU), L.P., ISQ Global Infrastructure Fund III, L.P., ISQ Global Infrastructure Fund III (EU), L.P., ISQ Global Infrastructure Fund III (UST), L.P., ISQ Global Infrastructure Fund III (USTE), L.P., ISQ Global Infrastructure Pooling III, L.P., ISQ Global Infrastructure Pooling III (USTE), L.P., ISQ Global Infrastructure Pooling III (EU), L.P., ISQ Global Infrastructure Fund IV (UST), L.P., ISQ Global Infrastructure Fund IV, L.P., ISQ Global Infrastructure Fund IV (EU), SCSP, ISQ Global Infrastructure Pooling IV, L.P., ISQ Global Infrastructure Pooling IV (EU), SCSP, ISQ Growth Markets Infrastructure Fund (A), L.P., ISQ Growth Markets Infrastructure Fund (EU), L.P., ISQ Growth Markets Infrastructure Fund (UST), L.P., ISQ Growth Markets Infrastructure Fund, L.P., ISQ Growth Markets Infrastructure Pooling, L.P., ISQ Growth Markets Infrastructure Pooling (EU), L.P., ISQ Growth Markets Infrastructure Pooling (A), L.P., ISQ Growth Markets Infrastructure Fund II, L.P., ISQ Growth Markets Infrastructure Fund II (UST), L.P., ISQ Growth Markets Infrastructure Pooling II, L.P., ISQ Growth Markets Infrastructure Fund II (EU), SCSP, ISQ Growth Markets Infrastructure Pooling II (EU), SCSP, ISQ Global Infratech Fund, L.P., ISQ Global Infratech Fund II, L.P., ISQ Energy Transition Fund, L.P., ISQ Energy Transition Fund (UST), L.P., ISQ Energy Transition Fund (EU) SCSP, ISQ Energy Transition Fund (EU) Euro SCSP, ISQ Energy Transition Pooling, L.P., ISQ Energy Transition Pooling

(EU) Euro SCSP, ISQ Energy Transition Pooling (EU) SCSP

Filing Dates: The application was filed on August 19, 2024 and amended on January 2, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, February 24, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Christopher Fischer I Squared Capital, at chris.fischer@isquaredcapital.com; and Benjamin Wells, Simpson Thacher & Bartlett LLP, bwells@stblaw.com; and Jonathan H. Gaines, Simpson Thacher & Bartlett LLP, jonathan.gaines@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Taylor Evenson, Senior Counsel, or Kyle R. Ahlgren, Branch Chief, at (202) 551-6857 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated January 2, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.